NIO Inc.

Building 19, No. 1355, Caobao Road

Minhang District, Shanghai 201804

People’s Republic of China

May 19, 2025

VIA EDGAR

Ms. Stephany Yang

Ms. Melissa Gilmore

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NIO Inc. (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2024 Filed April 8, 2025

File No. 001-38638

Dear Ms. Yang and Ms. Gilmore:

This letter sets forth the Company’s responses to the comments contained in the letter dated May 8, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the Fiscal Year Ended December 31, 2024 (the “2024 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto.

All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2024 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2024

Item 3. Key Information

D. Risk Factors

Risks Related to Doing Business in China

The PRC government's significant oversight over..., page 55

1.	We note the changes you made to your disclosure in this risk factor. It is unclear to us that there have been changes in the regulatory environment in the PRC since Form 20-F for the year ended December 31, 2022 that was filed on April 28, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time given the Chinese government's significant oversight and discretion over the conduct of your business. We do not believe that your revised disclosure that the PRC government has significant oversight over the conduct of your business and may influence your operations conveys the same risk. Please restore your disclosure in your future filings as it existed in Form 20-F for the year ended December 31, 2022.

In response to the Staff’s comment, the Company undertakes to restore the relevant risk factor disclosure in its future filings as it existed in the Form 20-F for the year ended December 31, 2022.

NIO Inc.

May 19, 2025

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations, page 120

2.	Please expand your discussion under Revenues in future filings to quantify the number of units sold and the price ranges of vehicles sold during each period presented.

In response to the Staff’s comment, the Company undertakes to expand its discussion under Revenues in future filings to include quantification of both the number of units sold and the price ranges of vehicles sold during each period presented.

B. Liquidity and Capital Resources

Cash Flows and Working Capital , page 124

3.	Please provide a more detailed analysis and discussion of changes in operating, investing, and financing cash flows for each period presented in future filings. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Refer to Item 5.B.1 of Form 20-F and Section IV.B of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company undertakes to provide a more detailed analysis and discussion of changes in its operating, investing, and financing cash flows for each period presented in future filings in the manner as requested.

NIO Inc.

May 19, 2025

Notes to Consolidated Financial Statements

26. Related Party Balances and Transactions, page F-57

4.	Please revise future filings to separately quantify the related party transactions on the face of all of your financial statements. Refer to Rule 4-08(k) of Regulation S-X. We also note that in 2024 you received technology license fees of RMB 59.4 million from Forseven Limited. Please tell us which line item includes these related fees in your consolidated statements of comprehensive loss and where this is disclosed within Footnote 26. Related Party Balances and Transactions pursuant to ASC 850-10-50-1.

In response to the Staff’s comment, the Company undertakes to separately quantify the related party transactions on the face of all of its financial statements in future filings, in accordance with Rule 4-08(k) of Regulation S-X.

The Company further advises the Staff that the revenue recognized from the provision of technology license of RMB59.4 million during the year ended December 31, 2024 was recorded under “Other sales” in the consolidated statements of comprehensive loss. Other than provision of technology license, the Group, meaning the Company, its subsidiaries, and the consolidated variable interest entities, also provided technical services including engineering and development services to Forseven limited and its affiliates, with revenue recognized of RMB141.7 million during the year ended December 31, 2024 and recorded in “Other sales” in the consolidated statements of comprehensive loss. The aggregate revenue recognized from the above transactions with Forseven limited and its affiliates amounted to RMB201.1 million during the year ended December 31, 2024, which was disclosed in Footnote 26(a)(i).

*      *      *

If you have any additional questions or comments regarding the 2024 Form 20-F, please contact the undersigned, chief financial officer of the Company, at +86 21 6908 2018 or via e-mail at stanley.qu@nio.com, or the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 21 6193 8225 or via e-mail at yuting.wu@skadden.com. Thank you very much.

Very truly yours,

/s/ Yu Qu
Yu Qu
Chief Financial Officer

cc:	Yuting Wu, Partner, Skadden, Arps, Slate, Meagher & Flom LLP